                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

                             TENDER OFFER STATEMENT

     (PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                            ------------------------

                        DYNAMICS CORPORATION OF AMERICA
                           (Name of Subject Company)
                            ------------------------

                                CTS CORPORATION

                          CTS FIRST ACQUISITION CORP.

                                   (Bidders)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE

                         (Title of Class of Securities)

                                  268039 10 4

                     (CUSIP Number of Class of Securities)

                                JOSEPH P. WALKER

                              Chairman, President

                          and Chief Executive Officer

                                CTS Corporation

                            905 West Boulevard North

                             Elkhart, Indiana 46314

                           Telephone: (219) 293-7511

            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidder)
                            ------------------------

                                   Copies to:

                            ROBERT A. PROFUSEK, ESQ.

                           Jones, Day, Reavis & Pogue

                              599 Lexington Avenue

                            New York, New York 10022

                           Telephone: (212) 326-3939

                                  MAY 16, 1997

     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)
                            ------------------------

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE**
                         $105,354,260                                                      $21,071

* For purposes of calculating the filing fee only. This calculation assumes the purchase of up to 1,915,532 shares of Common Stock, par value $.10 per share (the "Shares") of Dynamics Corporation of America (the "Company") at a price of $55 per Share, net to the seller in cash, without interest thereon.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of cash offered by CTS First Acquisition Corp. for such number of Shares.

/ /* Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

       1.  CTS CORPORATION (EIN: 35-0225010)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
----------------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS
           BK
----------------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
           2(e) or 2(f)                                                                          / /
----------------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           Indiana
----------------------------------------------------------------------------------------------------
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           100
----------------------------------------------------------------------------------------------------
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
           (7) EXCLUDES CERTAIN SHARES                                                           / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN
           ROW (7)
           0.0%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

       1.  CTS FIRST ACQUISITION CORP. (EIN: Applied For)
----------------------------------------------------------------------------------------------------
       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                  (a) / /
                                                                                             (b) /X/
----------------------------------------------------------------------------------------------------
       3.  SEC USE ONLY
----------------------------------------------------------------------------------------------------
       4.  SOURCE OF FUNDS
           BK
----------------------------------------------------------------------------------------------------
       5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
           IS REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)                                            / /
----------------------------------------------------------------------------------------------------
       6.  CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
----------------------------------------------------------------------------------------------------
       7.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
----------------------------------------------------------------------------------------------------
       8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
           EXCLUDES CERTAIN SHARES                                                               / /
----------------------------------------------------------------------------------------------------
       9.  PERCENT OF CLASS REPRESENTED BY AMOUNT
           IN ROW (7)
           0%
----------------------------------------------------------------------------------------------------
      10.  TYPE OF REPORTING PERSON
           CO
----------------------------------------------------------------------------------------------------

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Dynamics Corporation of America, a New York corporation (the "Company"). The address of the Company's principal executive offices is 475 Steamboat Road, Greenwich, Connecticut 06830.

    (b) This Tender Offer Statement on Schedule 14D-1 relates to the offer by CTS First Acquisition Corp. ("Purchaser"), a New York corporation and a wholly owned subsidiary of CTS Corporation, an Indiana corporation ("CTS"), to purchase up to 49.9% of the issued and outstanding shares of Common Stock, par value $.10 per share (the "Shares") of the Company, together with the associated purchase rights issued pursuant to the Rights Agreement, dated as of January 30, 1986, as amended on December 27, 1995, May 9, 1997 and May 12, 1997, between the Company and First National Bank of Boston, as Rights Agent, at a price of $55 per Share, net to the seller in cash, without interest thereon, on the terms and subject to the conditions set forth in the Offer To Purchase, dated May 16, 1997 (the "Offer To Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, constitute the "Offer"). According to the Company, there were 3,838,742 Shares outstanding as of May 8, 1997. Assuming no change in such number, the Offer is to purchase 1,915,500 Shares (subject to increase in accordance with the Merger Agreement in certain circumstances). The information set forth under "Introduction" in the Offer To Purchase annexed hereto as Exhibit (a)(1) is incorporated herein by reference.

    (c) The information set forth under "Special Considerations Relating to the Combination -- Price Range of Shares and CTS Shares; Dividends" in the Offer To Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d); (g) This Statement is being filed by Purchaser and CTS. The information set forth under "Introduction" and "Certain Information Concerning Purchaser and CTS" in the Offer To Purchase and Schedule I thereto is incorporated herein by reference.

    (e)-(f) During the last five years, neither Purchaser nor CTS, nor to the best knowledge of Purchaser or CTS, any of the persons listed on Schedule I to the Offer To Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a)-(b) The information set forth under "Introduction," "Special Considerations Relating to the Combination -- Fairness of the Offer," "Special Considerations Relating to the Combination -- Interest of Certain Persons in the Offer and the Merger," "Background of the Combination" and "The Merger and the Merger Agreement" in the Offer To Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a)-(b) The information set forth under "Miscellaneous -- Source and Amount of Funds" in the Offer To Purchase is incorporated herein by reference.

    (c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(b);(e) The information set forth under "Introduction" and "Special Considerations Relating to the Combination -- Plans for the Company and CTS" in the Offer To Purchase is incorporated herein by reference.

    (c) The information set forth under "Special Considerations Relating to the Combination -- Interests of Certain Persons in the Offer and the Merger" and "Special Considerations Relating to the Combination -- Board Representation" in the Offer To Purchase is incorporated herein by reference.

    (d) The information set forth under "Introduction," "The Merger and the Merger Agreement -- The Merger" and "Special Considerations Relating to the Combination -- Price Range of Shares and CTS Shares; Dividends" in the Offer To Purchase is incorporate by reference.

    (f)-(g) The information set forth under "Special Considerations Relating to the Combination -- Certain Effects of the Offer" in the Offer To Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a)-(b) The information set forth under "Special Considerations Relating to the Combination -- Interests of Certain Persons in the Offer and the Merger" in the Offer To Purchase and Schedule I thereto is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth under "Introduction," "Special Considerations Relating to the Combination," "Background of the Combination" and "The Merger and the Merger Agreement" in the Offer To Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth under "Miscellaneous -- Fees and Expenses" in the Offer To Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth under "Certain Information Concerning Purchaser and CTS -- Selected Financial Information," "Certain Information Concerning Purchaser and CTS -- Certain Projections" and "Pro Forma Financial Data" in the Offer To Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) The information set forth under "Special Considerations Relating to the Combination -- Interests of Certain Persons in the Offer and the Merger" in the Offer To Purchase is incorporated herein by reference.

    (b)-(c) The information set forth under "Introduction," "The Offer -- Conditions of the Offer" and "Certain Legal Matters and Regulatory Approvals" in the Offer To Purchase is incorporated herein by reference.

    (d)-(e) Not applicable.

    (f) The information set forth in the Offer To Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

    (a) (1) Offer to Purchase, dated May 16, 1997.

       (2) Letter of Transmittal.

       (3) Notice of Guaranteed Delivery.

       (4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

       (5) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
            Nominees.

       (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

       (7) Summary Advertisement being published on May 16, 1997.

    (b) Not applicable

    (c) (1) Agreement and Plan of Merger, dated as of May 9, 1997, among CTS, Purchaser and the Company. (Incorporated herein by reference to Exhibit 2 to Amendment No. 46 to the Schedule 13D of Dynamics Corporation of America, filed May 12, 1997, with respect to its investment in CTS Corporation.)

       (2) Employment Agreement, dated as of May 9, 1997, by and between CTS and Joseph P. Walker.

       (3) Employment Agreement, dated as of May 9, 1997, by and among CTS, the Company and Andrew Lozyniak. (Incorporated herein by reference to Exhibit 10.4 to Dynamics Corporation of America's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.)

       (4) Employment Agreement, dated as of May 9, 1997, by and among CTS, the Company and Patrick J. Dorme. (Incorporated herein by reference to Exhibit 10.5 to Dynamics Corporation of America's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.)

       (5) Employment Agreement, dated as of May 9, 1997, by and among CTS, the Company and Henry V. Kensing. (Incorporated herein by reference to Exhibit 10.6 to Dynamics Corporation of America's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.)

    (d) Not applicable.

    (e) Not applicable.

    (f) Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: May 16, 1997             CTS CORPORATION

                                By:             /s/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                Chairman, President
                                            and Chief Executive Officer

                                CTS FIRST ACQUISITION CORP.

                                By:           /s/ /S/ JOSEPH P. WALKER
                                     ------------------------------------------
                                                  Joseph P. Walker
                                                     President

                                 EXHIBIT INDEX

 EXHIBIT
 NUMBER                                                                                                         PAGE
---------                                                                                                    -----------
(a) (1)    Offer to Purchase, dated May 16, 1997.
   (2)     Letter of Transmittal.
   (3)     Notice of Guaranteed Delivery.
   (4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
   (5)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
           Nominees.
   (6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
   (7)     Summary Advertisement being published on May 16, 1997.
(b)        Not applicable.
(c) (1)    Agreement and Plan of Merger, dated as of May 9, 1997, among CTS, Purchaser and the Company.
           (Incorporated herein by reference to Exhibit 2 to Amendment No. 46 to the Schedule 13D of
           Dynamics Corporation of America, filed May 12, 1997, with respect to its investment in CTS
           Corporation.)
   (2)     Employment Agreement, dated as of May 9, 1997, by and between CTS and Joseph P. Walker.
   (3)     Employment Agreement, dated as of May 9, 1997, by and among CTS, the Company and Andrew
           Lozyniak. (Incorporated herein by reference to Exhibit 10.4 to Dynamics Corporation of America's
           Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.)
   (4)     Employment Agreement, dated as of May 9, 1997, by and among CTS, the Company and Patrick J.
           Dorme. (Incorporated herein by reference to Exhibit 10.5 to Dynamics Corporation of America's
           Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.)
   (5)     Employment Agreement, dated as of May 9, 1997, by and among CTS, the Company and Henry V.
           Kensing. (Incorporated herein by reference to Exhibit 10.6 to Dynamics Corporation of America's
           Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997.)
(d)        Not applicable.
(e)        Not applicable.
(f)        Not applicable.